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                                                                    Exhibit 99.2

[VIVENDI UNIVERSAL LOGO]







                        VIVENDI UNIVERSAL'S BOARD MEETING




PARIS, MAY 28, 2003 - At its meeting on May 28, the Vivendi Universal (PARIS
BOURSE: EX FP; NYSE:V) Board of Directors elected Gabriel Hawawini to replace Dominique Hoenn, who has decided to resign for personal reasons.

Jean-Rene Fourtou gave his warmest thanks to Dominique Hoenn for his active participation in the turnaround of Vivendi Universal over the past 12 months.

Gabriel Hawawini is a university professor of investment banking and dean of the INSEAD business school at Fontainebleau. He will be a member of the Board's Audit Committee.




CONTACTS:

MEDIA
PARIS
Antoine Lefort
+33 (1).71.71.1180
Agnes Vetillart
+33 (1).71.71.3082
Alain Delrieu
+33 (1).71.71.1086

NEW YORK
Anita Larsen
(1) 212.572.1118